Rule 424(b)(3)
                                                    Registration No. 333-121067


PRICING SUPPLEMENT NO. 54 dated December 7, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                         LEHMAN BROTHERS HOLDINGS INC.
                          Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:                        52517PD40

ISIN:                             US52517PD408

Specified Currency:               Principal:  U.S. Dollars
                                  Interest:   U.S. Dollars

Principal Amount:                 $50,000,000

                                           Total            Per Note
                                           -----            --------
   Issue Price:                            $50,000,000      100%
   Agent's Commission:                     $         0        0%
                                           -----------      ----
   Proceeds to Lehman Brothers Holdings:   $50,000,000      100%

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:                             Lehman Brothers

Agent's Capacity:                  [X]  As principal    [ ]  As agent

Trade Date:                        December 7, 2005

Issue Date:                        December 20, 2005


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

Stated Maturity Date: December 20, 2007; provided that if such day is not a New York business day, then such day will be the following New York business day.

Date From Which Interest Accrues:  [X]  Issue Date
                                   [ ]  Other: _____________

[ ] Fixed Rate Note

    Interest Rate per Annum:       _______%

[X] Floating Rate Note             [ ] CD Rate
                                   [ ] Commercial Paper Rate
                                   [ ] Federal Funds (Effective) Rate
                                   [ ] Federal Funds (Open) Rate
                                   [ ] LIBOR Telerate
                                   [ ] LIBOR Reuters
                                   [ ] EURIBOR
                                   [ ] Treasury Rate:    Constant Maturity
                                                        [  ] Yes   [  ] No
                                   [ ] Prime Rate
                                   [ ] Eleventh District Cost of Funds Rate
                                   [X] Other:  See "Interest Rate per Annum"
                                         below

Interest Rate per Annum:           1-Year CMT Rate plus the Spread

Spread:                            0.05%

Initial Interest Rate:             Not applicable

Spread Multiplier:                 Not applicable

Maximum Interest Rate:             Not applicable

Minimum Interest Rate:             0%

Interest Calculation:              All values used in any calculation of the
                                   Interest Rate will be rounded to five
                                   decimal places and all percentages resulting from any Interest Rate calculation will be rounded to three decimal places.

Determination Dates:               Two New York business days prior to the
                                   applicable Interest Reset Date

Interest Reset Dates:              The Issue Date and each Interest Payment Date

Interest Payment Dates:            Monthly on the 20th, commencing on January
                                   20, 2006

1-Year CMT Rate:                   The 1-year Constant Maturity U.S. Treasury
                                   yield index that appears on Telerate
                                   page 7051 for the applicable

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

                                   Interest Determination Date. If such rate does not appear on Telerate page 7051, then the rate that appears on the Federal Reserve Statistical Release H.15 shall apply.

Interest Computation:              Interest will be computed on the basis of a
                                   360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:                          [ ]  Yes       [X]  No

Interest Rate Calculation Agent:   Lehman Brothers Special Financing

Optional Redemption:               Not applicable

Form of Note:                      [X] Book-entry only (global) [ ] Certificated


                             RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See "Risk Factors" generally in the Prospectus. The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the anticipated level and potential volatility of the 1-Year CMT Rate, the method of calculating the 1-Year CMT Rate, the time remaining to the maturity of the Notes, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 1-Year CMT Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 1-Year CMT in effect for the hypothetical Interest Determination Dates listed below, illustrates the variability of that rate:

Historical Levels of 1-Year CMT

Hypothetical Interest Reset                       Hypothetical Interest Reset
        Date                      1-Year CMT (%)             Date                  1-Year CMT (%)
---------------------------       -------------   ---------------------------      --------------

January 20, 1995                      7.119        July 20, 2000                       6.388
February 20, 1995                     0.000        August 20, 2000                     6.419
March 20, 1995                        6.419        September 20, 2000                  6.254
April 20, 1995                        6.194        October 20, 2000                    6.159
May 20, 1995                          6.038        November 20, 2000                   6.118
June 20, 1995                         5.662        December 20, 2000                   5.541
July 20, 1995                         5.803        January 20, 2001                    4.908
August 20, 1995                       5.922        February 20, 2001                   4.785
September 20, 1995                    5.583        March 20, 2001                      4.244
October 20, 1995                      5.666        April 20, 2001                      3.983
November 20, 1995                     5.455        May 20, 2001                        3.969
December 20, 1995                     5.315        June 20, 2001                       3.572
January 20, 1996                      5.025        July 20, 2001                       3.559
February 20, 1996                     5.151        August 20, 2001                     3.396
March 20, 1996                        5.527        September 20, 2001                  2.499
April 20, 1996                        5.623        October 20, 2001                    2.239

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

Hypothetical Interest Reset                       Hypothetical Interest Reset
        Date                      1-Year CMT (%)             Date                  1-Year CMT (%)
---------------------------       -------------   ---------------------------      --------------

May 20, 1996                          5.699        November 20, 2001                   2.262
June 20, 1996                         5.979        December 20, 2001                   2.124
July 20, 1996                         5.912        January 20, 2002                    1.991
August 20, 1996                       5.689        February 20, 2002                   2.131
September 20, 1996                    5.935        March 20, 2002                      2.673
October 20, 1996                      5.616        April 20, 2002                      2.345
November 20, 1996                     5.465        May 20, 2002                        2.382
December 20, 1996                     5.597        June 20, 2002                       2.092
January 20, 1997                      0.000        July 20, 2002                       1.730
February 20, 1997                     5.564        August 20, 2002                     1.588
March 20, 1997                        5.939        September 20, 2002                  1.632
April 20, 1997                        6.059        October 20, 2002                    1.714
May 20, 1997                          5.906        November 20, 2002                   1.502
June 20, 1997                         5.747        December 20, 2002                   1.293
July 20, 1997                         5.692        January 20, 2003                    1.227
August 20, 1997                       5.699        February 20, 2003                   1.175
September 20, 1997                    5.640        March 20, 2003                      1.240
October 20, 1997                      5.717        April 20, 2003                      1.226
November 20, 1997                     5.658        May 20, 2003                        1.033
December 20, 1997                     5.655        June 20, 2003                       0.924
January 20, 1998                      5.366        July 20, 2003                       1.062
February 20, 1998                     5.406        August 20, 2003                     1.223
March 20, 1998                        5.500        September 20, 2003                  1.138
April 20, 1998                        5.524        October 20, 2003                    1.252
May 20, 1998                          5.537        November 20, 2003                   1.206
June 20, 1998                         5.515        December 20, 2003                   1.173
July 20, 1998                         5.452        January 20, 2004                    1.115
August 20, 1998                       5.331        February 20, 2004                   1.158
September 20, 1998                    4.820        March 20, 2004                      1.089
October 20, 1998                      4.211        April 20, 2004                      1.422
November 20, 1998                     4.659        May 20, 2004                        1.775
December 20, 1998                     4.597        June 20, 2004                       2.104
January 20, 1999                      4.656        July 20, 2004                       2.046
February 20, 1999                     4.835        August 20, 2004                     1.951
March 20, 1999                        4.872        September 20, 2004                  2.014
April 20, 1999                        4.806        October 20, 2004                    2.146
May 20, 1999                          5.052        November 20, 2004                   2.613
June 20, 1999                         5.286        December 20, 2004                   2.749
July 20, 1999                         5.197        January 20, 2005                    2.905
August 20, 1999                       5.419        February 20, 2005                   3.154
September 20, 1999                    5.489        March 20, 2005                      3.365
October 20, 1999                      5.719        April 20, 2005                      3.276
November 20, 1999                     5.761        May 20, 2005                        3.447
December 20, 1999                     6.095        June 20, 2005                       3.508
January 20, 2000                      6.262        July 20, 2005                       3.730
February 20, 2000                     6.439        August 20, 2005                     3.909
March 20, 2000                        6.432        September 20, 2005                  3.908
April 20, 2000                        6.362        October 20, 2005                    4.206
May 20, 2000                          6.836        November 20, 2005                   4.377
June 20, 2000                         6.488



The historical experience of 1-Year CMT should not be taken as an indication of the future performance of 1-Year CMT during the term of the Notes. Fluctuations in the level of 1-Year CMT make the Notes' effective interest rate difficult to predict and can result in effective interest

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

rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


         SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

Lehman Brothers Holdings has agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the Prospectus.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agents that they may make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the Agent has represented and agreed, and any other Agent appointed under the Lehman Brothers Holdings Inc. Medium Term Note Program, Series H (the "Program"), will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

         (a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

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

         (b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

         (c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than (euro)43,000,000 and (3) an annual net turnover of more than (euro)50,000,000, as shown in its last annual or consolidated accounts; or

         (d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The Agent has represented and agreed, and the Agent appointed under the Program will be required to represent and agree, that:

         (a) in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of
         Section 19 of the FSMA by the Issuer;

         (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

         (c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.


The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the Notes or possesses or distributes the prospectus supplement, the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the Notes under the

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

laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.







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